                                                                    Exhibit 99.1

              AMDOCS LIMITED REPORTS RECORD REVENUE OF $706 MILLION

  AMDOCS REPORTS 18% GROWTH IN QUARTERLY DILUTED NON-GAAP EARNINGS PER SHARE TO
                 $0.52; DILUTED GAAP EARNINGS PER SHARE OF $0.40

Key highlights:

     -    Second quarter revenue increased 18% to $706 million

     - 18% increase in second quarter diluted non-GAAP EPS, excluding acquisition-related costs, restructuring charges and equity-based compensation expense, net of related tax effects, to $0.52

     -    Diluted GAAP EPS of $0.40

     -    Amdocs was awarded a significant managed services contract by AT&T

     - Acquisition of SigValue Technologies, Inc. expands Amdocs offering for fast-growing emerging markets

     - Third quarter fiscal 2007 guidance: Expected revenue of approximately $710-$720 million and diluted non-GAAP EPS of $0.50 - $0.52, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.38-$0.41

     - Reiterated fiscal 2007 guidance: Expected revenue of approximately $2.83-$2.91 billion and diluted non-GAAP EPS of $2.02-$2.12, which exclude acquisition-related costs, restructuring charges and approximately $0.21-$0.24 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.54-$1.68

ST. LOUIS, MO - APRIL 26, 2007 - Amdocs Limited (NYSE: DOX) today reported that for the quarter ended March 31, 2007, revenue was $706.4 million, an increase of 17.5% from last year's second quarter. Net income on a non-GAAP basis was $114.5 million, or $0.52 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and other, and excluding restructuring charges and equity-based compensation expense, net of related tax effects, of $27.3 million), compared to non-GAAP net income of $95.5 million, or $0.44 per diluted share, in the second quarter of fiscal 2006 (excluding acquisition-related costs, which include amortization of purchased intangible assets, and equity-based compensation expense, net of related tax effects, of $13.8 million). The Company's GAAP net income was $87.2 million, or $0.40 per diluted share, compared to GAAP net income of $81.8 million, or $0.38 per diluted share, in the second quarter of fiscal 2006. Free cash flow for the quarter was $57.9 million, comprised of cash flow from operations of $91.2 million less $33.3 million in net capital expenditures.

"We are pleased to report another successful quarter for Amdocs as we continue to execute," said Dov Baharav, chief executive officer of Amdocs Management Limited. "Revenue is at record levels and earnings growth is strong. During the quarter we formally launched our Amdocs 7 suite of products which are generating wins for Amdocs. We are delivering solutions and therefore we are expanding our relationship with key customers as they transform their businesses to address convergence, competition and consolidation. While the timing of individual projects can be difficult to predict, the ongoing trend is clear. Transformation activity is driving demand for our products and services today and should provide Amdocs with growth opportunities for years to come."

Amdocs new business included a variety of wins across geographies and lines of business. These wins include an important managed services contract with AT&T to provide application management services in support of their legacy ordering and wholesale platforms, including software development, testing and production support. In the broadband cable and satellite market, the Company's wins included subscriber conversions onto an Amdocs system. For an existing customer in Europe, Amdocs has been engaged to provide a CRM solution for multiple market segments. Amdocs continues to grow its OSS business with projects including license and services for customers around the globe, including several new logos.

At the end of its first fiscal quarter, the Company projected that its diluted GAAP EPS for the fiscal quarter ending March 31, 2007 would be $0.35 to $0.39. The Company anticipated that its non-GAAP EPS would be $0.49 to $0.51, excluding acquisition-related costs (which include amortization of purchased intangible assets, in-process research and development write-off and other), and excluding restructuring charges and equity-based compensation expense, net of related tax effects.

As reported, GAAP EPS per diluted share for the second quarter of fiscal 2007 was $0.40. Non-GAAP EPS per diluted share was $0.52 for the quarter, excluding acquisition-related costs (which include amortization of purchased intangible assets, in-process research and development write-off and other), and excluding restructuring charges and equity-based compensation expense, net of related tax effects. The excluded pre-tax restructuring charges amounted to approximately $6 million, reducing GAAP EPS per diluted share by $0.02. The charges consist primarily of severance and other employment related obligations incurred in connection with Amdocs' measures designed to align its operational structure to it expected future growth and to improve efficiency.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the third quarter of fiscal 2007 will be approximately $710-$720 million. Diluted earnings per share on a non-GAAP basis for the third quarter are expected to be $0.50-$0.52, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.38-$0.41.

Reiterated fiscal 2007 guidance: Expected revenue of approximately $2.83-$2.91 billion and diluted non-GAAP EPS of $2.02-$2.12, which excludes acquisition-related costs, restructuring charges and approximately $0.21-$0.24 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.54-$1.68.

Amdocs will host a conference call on April 26, 2007 at 5 p.m. Eastern Time to discuss the Company's second quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    in-process research and development write-off and other;

     -    restructuring charges;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experienceTM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of $2.48 billion in fiscal 2006, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2006, filed on December 13, 2006 and in our quarterly Form 6-K furnished on February 6, 2007.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                        MARCH 31,               MARCH 31,
                                   -------------------   -----------------------
                                     2007       2006        2007         2006
                                   --------   --------   ----------   ----------
Revenue:
   License                         $ 37,526   $ 30,291   $   69,270   $   61,952
   Service                          668,835    570,838    1,328,123    1,126,205
                                   --------   --------   ----------   ----------
                                    706,361    601,129    1,397,393    1,188,157
Operating expenses:
   Cost of license                    1,016        916        2,085        1,978
   Cost of service                  446,860    388,333      881,981      762,384
   Research and development          57,734     41,823      118,202       84,937
   Selling, general and
      administrative                 91,280     73,799      180,450      152,349
   Amortization of purchased
      intangible assets              18,912      7,469       36,610       15,041
   Restructuring charges,
      in-process research and
      development and other (1)       6,761         --        6,761           --
                                   --------   --------   ----------   ----------
                                    622,563    512,340    1,226,089    1,016,689
                                   --------   --------   ----------   ----------
Operating income                     83,798     88,789      171,304      171,468
Interest income and other, net       10,899     10,307       22,638       18,721
                                   --------   --------   ----------   ----------
Income before income taxes           94,697     99,096      193,942      190,189
Income taxes                          7,526     17,334       13,429       33,093
                                   --------   --------   ----------   ----------
Net income                         $ 87,171   $ 81,762   $  180,513   $  157,096
                                   ========   ========   ==========   ==========
Basic earnings per share           $   0.42   $   0.40   $     0.87   $     0.78
                                   ========   ========   ==========   ==========
Diluted earnings per share (2)     $   0.40   $   0.38   $     0.82   $     0.74
                                   ========   ========   ==========   ==========
Basic weighted average number of
   shares outstanding               207,293    202,515      206,867      201,509
                                   ========   ========   ==========   ==========
Diluted weighted average number
   of shares outstanding            222,499    217,919      222,608      216,394
                                   ========   ========   ==========   ==========

(1) Restructuring charges, in-process research and development and other for the three and six months ended March 31, 2007 include the following: restructuring charges of $6,011, in-process research and development of $2,666 offset by other acquisition related income of $1,916.

(2) To reflect the impact of assumed conversion of the convertible notes, $985 and $1,970, representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2007, respectively, and $979 and $1,979 were added back to net income for the three and six months ended March 31, 2006, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                       MARCH 31,               MARCH 31,
                                  -------------------   -----------------------
                                    2007       2006        2007         2006
                                  --------   --------   ----------   ----------
Revenue                           $706,361   $601,129   $1,397,393   $1,188,157
Non-GAAP operating income          121,437    106,198      241,966      207,509
Non-GAAP net income                114,471     95,534      232,587      185,509
Non-GAAP diluted earnings per
   share (1)                      $   0.52   $   0.44   $     1.05   $     0.87
Diluted weighted average number
   of shares outstanding           222,499    217,919      222,608      216,394

(1) To reflect the impact of assumed conversion of the convertible notes, $985 and $1,970, representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2007, respectively, and $979 and $1,979 were added back to net income for the three and six months ended March 31, 2006, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                 MARCH 31, 2007
                               ----------------------------------------------------------------------------------
                                                              RECONCILIATION ITEMS
                                          ------------------------------------------------------------
                                                            RESTRUCTURING
                                          AMORTIZATION   CHARGES, IN-PROCESS
                                          OF PURCHASED       RESEARCH AND      EQUITY BASED
                                           INTANGIBLE      DEVELOPMENT AND     COMPENSATION      TAX
                                 GAAP        ASSETS             OTHER             EXPENSE      EFFECT    NON-GAAP
                               --------   ------------   -------------------   ------------   --------   --------
Operating expenses:
   Cost of license             $  1,016     $     --           $    --           $     --     $     --   $  1,016
   Cost of service              446,860           --                --             (6,005)          --    440,855
   Research and development      57,734           --                --             (1,587)          --     56,147
   Selling, general and
      administrative             91,280           --                --             (4,374)          --     86,906
   Amortization of purchased
      intangible assets          18,912      (18,912)               --                 --           --         --
   Restructuring charges,
      in-process research
      and development and
      other                       6,761           --            (6,761)                --           --         --
                               --------     --------           -------           --------     --------   --------
Total operating expenses        622,563      (18,912)           (6,761)           (11,966)          --    584,924
                               --------     --------           -------           --------     --------   --------
Operating income                 83,798       18,912             6,761             11,966           --    121,437
                               --------     --------           -------           --------     --------   --------
Income taxes                      7,526           --                --                 --       10,339     17,865
                               --------     --------           -------           --------     --------   --------
Net income                     $ 87,171     $ 18,912           $ 6,761           $ 11,966     $(10,339)  $114,471
                               --------     --------           -------           --------     --------   --------

                                                    THREE MONTHS ENDED
                                                      MARCH 31, 2006
                               -----------------------------------------------------------
                                                  RECONCILIATION ITEMS
                                          -------------------------------------
                                          AMORTIZATION
                                          OF PURCHASED   EQUITY BASED
                                           INTANGIBLE    COMPENSATION     TAX
                                 GAAP        ASSETS         EXPENSE      EFFECT   NON-GAAP
                               --------   ------------   ------------   -------   --------
Operating expenses:
   Cost of license             $    916     $    --        $    --      $    --   $    916
   Cost of service              388,333          --         (3,717)          --    384,616
   Research and development      41,823          --           (720)          --     41,103
   Selling, general and
      administrative             73,799          --         (5,503)          --     68,296
   Amortization of purchased
      intangible assets           7,469      (7,469)            --           --         --
                               --------     -------        -------      -------   --------
Total operating expenses        512,340      (7,469)        (9,940)          --    494,931
                               --------     -------        -------      -------   --------
Operating income                 88,789       7,469          9,940           --    106,198
                               --------     -------        -------      -------   --------
Income taxes                     17,334          --             --        3,637     20,971
                               --------     -------        -------      -------   --------
Net income                     $ 81,762     $ 7,469        $ 9,940      $(3,637)  $ 95,534
                               --------     -------        -------      -------   --------

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                   MARCH 31, 2007
                               --------------------------------------------------------------------------------------
                                                                RECONCILIATION ITEMS
                                            ------------------------------------------------------------
                                                              RESTRUCTURING
                                            AMORTIZATION   CHARGES, IN-PROCESS
                                            OF PURCHASED       RESEARCH AND      EQUITY BASED
                                             INTANGIBLE      DEVELOPMENT AND     COMPENSATION      TAX
                                  GAAP         ASSETS             OTHER             EXPENSE      EFFECT     NON-GAAP
                               ----------   ------------   -------------------   ------------   --------   ----------
Operating expenses:
   Cost of license             $    2,085     $     --           $    --           $     --     $     --   $    2,085
   Cost of service                881,981           --                --            (12,327)          --      869,654
   Research and development       118,202           --                --             (3,365)          --      114,837
   Selling, general and
      administrative              180,450           --                --            (11,599)          --      168,851
   Amortization of purchased
      intangible assets            36,610      (36,610)               --                 --           --           --
   Restructuring charges,
      in-process research
      and development and
      other                         6,761           --            (6,761)                --           --           --
                               ----------     --------           -------           --------     --------   ----------
Total operating expenses        1,226,089      (36,610)           (6,761)           (27,291)          --    1,155,427
                               ----------     --------           -------           --------     --------   ----------
Operating income                  171,304       36,610             6,761             27,291           --      241,966
                               ----------     --------           -------           --------     --------   ----------
Income taxes                       13,429           --                --                 --       18,588       32,017
                               ----------     --------           -------           --------     --------   ----------
Net income                     $  180,513     $ 36,610           $ 6,761           $ 27,291     $(18,588)  $  232,587
                               ----------     --------           -------           --------     --------   ----------

                                                     SIX MONTHS ENDED
                                                      MARCH 31, 2006
                               -----------------------------------------------------------
                                                    RECONCILIATION ITEMS
                                            -------------------------------------

                                            AMORTIZATION
                                            OF PURCHASED   EQUITY BASED
                                             INTANGIBLE    COMPENSATION     TAX
                                  GAAP         ASSETS         EXPENSE      EFFECT   NON-GAAP
                               ----------   ------------   ------------   -------   --------
Operating expenses:
   Cost of license             $    1,978     $     --       $     --     $    --   $  1,978
   Cost of service                762,384           --         (8,072)         --    754,312
   Research and development        84,937           --         (1,809)         --     83,128
   Selling, general and
      administrative              152,349           --        (11,119)         --    141,230
   Amortization of purchased
      intangible assets            15,041      (15,041)            --          --         --
                               ----------     --------       --------     -------   --------
Total operating expenses        1,016,689      (15,041)       (21,000)         --    980,648
                               ----------     --------       --------     -------   --------
Operating income                  171,468       15,041         21,000          --    207,509
                               ----------     --------       --------     -------   --------
Income taxes                       33,093           --             --       7,628     40,721
                               ----------     --------       --------     -------   --------
Net income                     $  157,096     $ 15,041       $ 21,000     $(7,628)  $185,509
                               ----------     --------       --------     -------   --------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                AS OF
                                                                      --------------------------
                                                                       MARCH 31,   SEPTEMBER 30,
                                                                         2007           2006
                                                                      ----------   -------------
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments    $1,039,435     $  979,381
Accounts receivable, net, including unbilled of $57,977 and $54,117
   respectively                                                          476,224        425,805
Deferred income taxes and taxes receivable                               113,650        136,044
Prepaid expenses and other current assets                                 99,259         97,476
                                                                      ----------     ----------
   Total current assets                                                1,728,568      1,638,706
Equipment, vehicles and leasehold improvements, net                      242,784        220,290
Goodwill and other intangible assets, net                              1,838,383      1,809,322
Other noncurrent assets                                                  352,282        294,510
                                                                      ----------     ----------
Total assets                                                          $4,162,017     $3,962,828
                                                                      ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accruals                                         $  555,573     $  597,107
Short-term portion of capital lease obligations and other financing
   arrangements                                                            2,003          1,963
Deferred revenue                                                         264,663        253,376
Deferred income taxes and taxes payable                                  176,368        179,241
                                                                      ----------     ----------
    Total current liabilities                                            998,607      1,031,687
0.50% Convertible notes                                                  450,000        450,000
Noncurrent liabilities and other                                         317,824        326,976
Shareholders' equity                                                   2,395,586      2,154,165
                                                                      ----------     ----------
Total liabilities and shareholders' equity                            $4,162,017     $3,962,828
                                                                      ==========     ==========

                                      # # #